EXHIBIT 99.2

MATERIAL FACT

We hereby inform you that on March 11, 2008, the Board of Directors of Corpbanca agreed, in accordance with articles 9 and 10 of the Securities Market Law No. 18,045, to make public as a material fact with respect to the shares issued by Corpbanca the following:

In the Board of Director’s Meeting of Corpbanca held on March 11, 2008, it was unanimously agreed to propose to the Extraordinary Shareholders’ Meeting, a program to purchase shares issued by Corpbanca (the “Share Repurchase Program”), with the following terms and conditions:

1.	The purpose of the Share Repurchase Program will be to invest through the acquisition and selling of Corpbanca’s own shares, according to the price fluctuations in the shares experienced throughout the duration of the Share Repurchase Program, and to place such shares in the market, in each case as established by the Extraordinary Shareholders’ Meeting and in accordance with applicable law.

2.	The shares will be purchased in the local Chilean market through one or more tender offers (Ofertas Públicas de Adquisición de Acciones) in accordance with article 198-5 of the Securities Market Law, Circular No. 1,514 dated January 5, 2001 of the Superintendency of Securities and Insurance and applicable law.

The tender offers will not be registered with the U.S. Securities and Exchange Commission and will not be directed to holders of American depositary receipts (“ADRs”). However, holders of ADRs will be permitted to convert their ADRs into shares of Corpbanca and participate in the Share Repurchase Program.

3.	The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained profit.

4.	Corpbanca reserves the right to cancel the tender offers in the event that it receives fewer acceptances than shares offered.

5.	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

6.	It will be proposed in the Extraordinary Shareholders’ Meeting that the Board of Directors shall be authorized to determine the repurchase price of the shares, the number of shares to be offered (within the aforementioned limits), the dates of any tender offers to be conducted as part of the Share Repurchase Program and the manner in which such offers are carried out.

7.	The Share Repurchase Program will have a tenor of 3 years to commence as of the date of the Extraordinary Shareholders’ Meeting.

8.	The shares repurchased by Corpbanca should be offered for sale within a maximum period of 24 months as of their date of repurchase. In the event that the shares are not offered for sale in within this period, the capital stock will be reduced by the amount of such shares not offered for sale. The offer for sale of the repurchased shares should be carried out through a preemptive rights offer to existing shareholders of Corpbanca in accordance with articles 25 and 27 of the Chilean Companies Law, whereby shares will be offered at least once on a pro rata basis to existing shareholders. If existing shareholders waive or fail to exercise, in whole or in part, their preferential rights, the offer for sale will be carried out through a local or foreign stock exchange.

9.	The shares repurchased shall be fully paid and free of all liens or other restrictions.

10.	The Share Repurchase Program will require the prior approval of the Superintendency of Banks and Financial Institutions.

11.	The announcements of the commencement of the tender offer(s) will be published in the Chilean newspapers La Tercera or Diario Financiero.

12.	Corp Capital Corredores de Bolsa S.A. will be appointed as exchange agent for to organize and administer the tender offer(s).

13.	The Share Repurchase Program will be carried out in accordance with articles 27 and 27D of the Chilean Companies Law.

The Board of Directors also agreed to convene the Extraordinary Shareholders’ Meeting on April 15, 2008 at 11:00 a.m. at the office of Corpbanca on Calle Rosario Norte No. 660, 24th Floor, Las Condes, Santiago, Chile for the purpose of proposing and approving the Share Repurchase Program in accordance with the terms set forth herein.

Santiago, March 2008

Chief Executive Officer